UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: February 14, 2005                        By:____"Sandra J. Hall"____ ______
            Sandra J. Hall,
                                    President, Secretary & Director

EnerNorth Industries Inc.

February 14, 2005

The Ontario Securities Commission
The Newfoundland Securities Commission
The British Columbia Securities Commission
The Alberta Securities Commission

Re: Confirmation of Mailing

WE HEREBY CERTIFY that on February 14, 2005, the unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis for the Second Quarter ended December 31, 2004 were mailed to registered and non-registered shareholders who completed and returned a supplemental mail list card.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly
ENERNORTH INDUSTRIES INC.

Per:    "Sandra J. Hall"
President and Secretary

301-2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416.861.1484, Facsimile: 416.861.9623, www.enernorth.com